UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No.    )*

STABILIS ENERGY, INC.

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

85236P 101

(CUSIP Number)

Herbert M. Hotchkiss

Chart Industries, Inc.

3055 Torrington Drive

Ball Ground, GA 30107

(770) 721-8800

(Name, Address and Telephone Number of Person Authorized to

Receive Notices and Communications)

August 30, 2019

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☒	Rule 13d-1(c)

☐	Rule 13d-1(d)

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	85236P 101

1	NAMES OF REPORTING PERSONS: Chart Energy & Chemicals, Inc. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY): 34-1945782
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS): (a) ☐ (b) ☐
3	SEC USE ONLY:
4	CITIZENSHIP OR PLACE OF ORGANIZATION: Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER:
	6	SHARED VOTING POWER: 1,470,807
	7	SOLE DISPOSITIVE POWER:
	8	SHARED DISPOSITIVE POWER: 1,470,807
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 1,470,807
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS): ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 8.75%*
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS): CO

*	Calculated in the manner set forth in Item 5.

1	NAMES OF REPORTING PERSONS: Chart Industries, Inc. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY): 34-1712937
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS): (a) ☐ (b) ☐
3	SEC USE ONLY:
4	CITIZENSHIP OR PLACE OF ORGANIZATION: Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER:
	6	SHARED VOTING POWER: 1,470,807
	7	SOLE DISPOSITIVE POWER:
	8	SHARED DISPOSITIVE POWER: 1,470,807
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 1,470,807
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS): ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 8.75%*
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS): CO

*	Calculated in the manner set forth in Item 5.

Item 1.

(a)	Name of Issuer:

Stabilis Energy, Inc.

(b)	Address of Issuer’s Principal Executive Offices:

10375 Richmond Ave., Suite 700, Houston, Texas 77042.

Item 2.

(a)	Name of person filing:

Chart Industries, Inc. and Chart Energy & Chemicals, Inc.

(b)	Address of Principal Business Office or, if none, Residence:

3055 Torrington Drive, Ball Ground, Georgia 30107.

(c)	Citizenship:

Delaware.

(d)	Title of Class of Securities:

Common Stock, par value $0.001 per share

(e)	CUSIP Number:

85236P 101

Item 3. If this statement is filed pursuant to §§ 240.13d-1(b) or 240.13d-2(b) or (c) check whether the person filing is a:

(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8).

(e)	☐	An investment adviser in accordance with § 240.13d-1(b)(1)(ii)(E);

(f)	☐	An employee benefit plan or endowment fund in accordance with § 240.13d-1(b)(1)(ii)(F);

(g)	☐	A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);

(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	☐	A non-U.S. institution in accordance with § 240.13d-1(b)(1)(ii)(J).

(k)	☐	A group, in accordance with § 240.13d-1(b)(1)(ii)(K).

If filing as a non-U.S. institution in accordance with § 240.13d-1(b)(1)(ii)(J), please specify the type of institution:

Not Applicable.

Item 4. Ownership

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)	Amount beneficially owned: 1,470,807

(b)	Percent of class: 8.75%

(c)	Number of shares as to which person has:

(i)	Sole power to vote or to direct the vote: 0

(ii)	Shared power to vote or to direct the vote: 1,470,807

(iii)	Sole power to dispose or to direct the disposition of: 0

(iv)	Shared power to dispose or to direct the disposition of: 1,470,807

Item 5. Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐.

Item 6. Ownership of More than Five Percent on Behalf of Another Person

Not Applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company

Not Applicable.

Item 8. Identification and Classification of Members of the Group

Not Applicable.

Item 9. Notice of Dissolution of Group

Not Applicable.

Item 10. Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

CHART ENERGY & CHEMICALS, INC.

Date: September 9, 2019	By:	/s/ Jillian C. Evanko
		Name:	Jillian C. Evanko
		Title:	Chief Executive Officer and President

CHART INDUSTRIES, INC.

Date: September 9, 2019	By:	/s/ Jillian C. Evanko
		Name:	Jillian C. Evanko
		Title:	Chief Executive Officer and President

JOINT FILING AGREEMENT

The undersigned hereby agree that they are filing this statement jointly pursuant to Rule 13d-1(k)(1). Each of them is responsible for the timely filing of such Schedule 13G and any amendments thereto, and for the completeness and accuracy of the information concerning such person contained therein; but none of them is responsible for the completeness or accuracy of the information concerning the other persons making the filing, unless such person knows or has reason to believe that such information is inaccurate.

In accordance with Rule 13d-1(k)(1) promulgated under the Securities Exchange Act of 1934, as amended, the undersigned hereby agree to the joint filing with each other on behalf of each of them of such a statement on Schedule 13G with respect to the Common Stock of Stabilis Energy, Inc. beneficially owned by each of them. This Joint Filing Agreement shall be included as an exhibit to such Schedule 13G.

IN WITNESS WHEREOF, the undersigned hereby execute this Joint Filing Agreement as of the 9th day of September, 2019.

CHART ENERGY & CHEMICALS, INC.

By:	/s/ Jillian C. Evanko
Name:	Jillian C. Evanko
Title:	Chief Executive Officer and President

CHART INDUSTRIES, INC.

By:	/s/ Jillian C. Evanko
Name:	Jillian C. Evanko
Title:	Chief Executive Officer and President